

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51001

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAND SECURITIES, INC.

OFFICIAL USE ONLY
45198
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 NORTHWEST CENTRAL DR., 4TH FLOOR
(No. and Street)

PROCESSED
APR 07 2005
THOMSON FINANCIAL

HOUSTON (City) TX (State) 77 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN S HAND 713-460-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

2700 THREE ALLEN CENTER, 333 CLAY STREET HOUSTON TEXAS 77002
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2005
WASH. DC 205

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN S HAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAND SECURITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLI C. HILL
Notary Public, State of Texas
My Commission Expires
OCTOBER 27, 2007

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

Hand Securities, Inc.

December 31, 2004

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Hand Securities, Inc.

We have audited the accompanying statement of financial condition of Hand Securities, Inc. as of December 31, 2004, and the related statements of income, stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hand Securities, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Houston, Texas
February 18, 2005

2700 Three Allen Center
333 Clay Street
Houston, TX 77002
T 832.476.3600
F 713.655.8741
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Hand Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and cash equivalents	$ 86,873
Commissions and fees receivable	109,561
Receivable from affiliates	33,887
Deposit with clearing organization	50,233
Receivable from parent	19,435
Other assets	13,355
	$313,344

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 7,587
Accrued commissions payable	5,840
Current income taxes payable to parent	25,823
Total liabilities	39,250
Stockholder's equity	
Common stock, $1.00 par value, 50,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	141,000
Retained earnings	132,094
Total stockholder's equity	274,094
Total liabilities and stockholder's equity	$313,344

The accompanying notes are an integral part of this statement.

Hand Securities, Inc.

STATEMENT OF INCOME
Year ended December 31, 2004

Revenues	
Commissions and fees	$1,054,811
Interest	212
Total revenue	1,055,023
Expenses	
Administrative fees	707,328
Management fees	90,000
Operating	181,744
Total expenses	979,072
Net income before taxes	75,951
Income taxes	25,823
Net income	$ 50,128

The accompanying notes are an integral part of this statement.

Hand Securities, Inc.

STATEMENT OF STOCKHOLDER'S EQUITY
Year ended December 31, 2004

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balance at December 31, 2003	1,000	$1,000	$ 91,000	$ 81,966	$173,966
Net income	-	-	-	50,128	50,128
Capital contribution	-	-	50,000	-	50,000
Balance at December 31, 2004	1,000	$1,000	$141,000	$132,094	$274,094

The accompanying notes are an integral part of this statement.

Hand Securities, Inc.

STATEMENT OF CASH FLOWS
Year ended December 31, 2004

Cash flows from operating activities	
Net income	$ 50,128
Change in assets and liabilities	
Increase in deposit with clearing organization	(212)
Increase in commissions receivable	(49,655)
Increase in receivable from affiliates	(33,887)
Increase in receivable from parent	(14,352)
Decrease in other assets	79,573
Decrease in accounts payable	(23,710)
Increase in accrued commissions payable	5,840
Decrease in current income taxes payable to parent	(8,156)
Net cash provided by operating activities	5,569
Cash flows from financing activities	
Capital contribution	50,000
Net increase in cash and cash equivalents	55,569
Cash and cash equivalents at the beginning of year	31,304
Cash and cash equivalents at the end of year	$ 86,873

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Operations

Hand Securities, Inc. (the Company), formerly American Industries Retirement Securities Corporation, was incorporated in Texas on February 2, 1998 and began operations in 1999. The Company acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully disclosed basis. The Company is a wholly-owned subsidiary of Hand Benefits & Trust, Inc. (the Parent).

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3 and does not hold customer funds or securities but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker. The Company is a member of the National Association of Securities Dealers, Inc., and is registered as a securities dealer with the SEC and various states.

2. Securities Transactions

Securities transactions and related sales commission revenues are recorded on a trade-date basis. Mutual fund revenues consist of sales commissions, 12b-1 fees, and subtransfer agent fees. The 12b-1 fees and subtransfer agent fees are accrued as earned.

3. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. During the year ended December 31, 2004, the difference between the statutory federal tax rate and the Company's effective tax rate is primarily due to effective graduated tax rates.

4. Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of less than 90 days and not pledged or otherwise restricted as cash and cash equivalents.

5. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules adopted and administered by the SEC. The rules prohibit a member for engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2004, the Company's ratio of aggregate indebtedness to regulatory net capital was 0.423 to 1, and its regulatory net capital of $92,850 was greater than the minimum net capital required of $50,000.

Deposits with the clearing organization are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing organization that requires, among other things, for the clearing organization to perform a computation of deposits similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE C – CLEARING ORGANIZATION

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of approximately $50,000 as of December 31, 2004 be maintained by the Company. The deposit with the clearing organization bears interest at a rate determined by the clearing organization and is due on demand.

NOTE D – COMMITMENTS AND CONTINGENCIES

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement, and financing of securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary. The Company has not experienced any losses to date related to these risks, and no future losses are anticipated.

NOTE E – RELATED PARTY TRANSACTIONS

Hand Benefits and Trust Company and Hand and Associates, Inc., wholly-owned subsidiaries of Hand Benefits & Trust, Inc., perform administrative and management functions, respectively, relative to the Company, for which the Company pays a monthly fee. During 2004, administrative fees paid to Hand Benefits and Trust Company was $707,327, and management fees paid to Hand and Associates, Inc. were $90,000 for these services.

At December 31, 2004, the Company paid approximately $18,732 to four funds managed by Hand Benefits and Trust Company related to distribution and other fees earned by the Company on investments in which those funds invest. These payments are recorded as operating expenses in the accompanying statement of operations.

Substantially all of the Company's revenue comes from commissions and fees earned on mutual fund investments of 401(k) plan accounts or trust accounts held in trust by Hand Benefits and Trust Company.

NOTE F – RULE 15c3-3

The Company is exempt from rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession of Control Requirements* are not required.

SUPPLEMENTAL SCHEDULE

Hand Securities, Inc.

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net capital	
Total stockholder's equity	$ 274,094
Less:	
Nonallowable assets	(176,238)
Other deductions, fidelity bond excess deductible	(4,000)
Haircuts on securities	(1,006)
Net capital	$ 92,850
Aggregate indebtedness	$ 39,250
Net capital requirement (the greater $50,000 or 6-2/3% of aggregate indebtedness)	50,000
Net capital requirement in excess of net capital	42,850
Ratio of aggregate indebtedness to net capital	.423 to 1
Nonallowable assets	
Accounts receivable allowable aged over 30 days	$ 109,561
Receivable from Parent	19,435
Receivable from Affiliates	33,887
Other assets	13,355
	$ 176,238

Note: This computation differs from the amended computation of net capital and aggregate indebtedness under Rule 15c3-1 as of December 31, 2004 filed on January 5, 2005 by the Company with the National Association of Securities Dealers, Inc. on Part II on Form X-17Z-5 as follows:

	Net capital	Aggregate indebtedness	Ratio of aggregate indebtedness to net capital
As reported on Part II on Form X-17-A-5	$78,198	$38,904	.500 to 1
Adjustments	14,652	346	.024 to 1
As presented above	$92,850	$39,250	.423 to 1